FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 25TH OF APRIL 2013

1.            DATE, TIME AND PLACE: On the 25th of April, 2013, at 14:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Mr. Abilio dos Santos Diniz, Mr. Cláudio Eugenio Stiller Galeazzi, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present, as guests, Mr. Enéas Pestana, Mr. Aymar Giglio, Mr. Vitor Fagá, Mr. German Quiroga, Mr. José Roberto Tambasco, Mr. Paulo Gualtieri, Mr. Ramatis Rodrigues, Mr. Marcelo Lopes and Mr. Christophe Hidalgo.

4. AGENDA: (i) Analysis, discussion and approval of the Quarterly Financial Statements (“ITR”) of the Company regarding the first quarter of 2013; (ii) Discussion regarding the payment of interim dividends; (iii) Election of Mrs. Daniela Sabbag as Investor Relations Officer of the Company; (iv) Election of Mr. Antonio Salvador as Executive Vice-President of Human Resources of the Company; (v) Discussion and approval of redefinition of roles and positions of the Executive Board; (vi) Resolution regarding the issuance of new shares within the Company’s stock option plan; (vi) Appointment of Mr. Fabio Barbosa as the External Member (as defined and permitted under the Company´s By-laws) of the Financial Committee of the Company; (vii) Appointment of Mr. Luiz Fernando Figueiredo as member of the Sustainable Development Committee; (viii) Appointment of Mr. Luiz Augusto de Castro Neves as Chairman of the Sustainable Development Committee of the Company;

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and approved the following resolutions:

5.1.        Mr. Christophe Hidalgo made a presentation about the financial results of the 1st quarter of 2013, including sales performance, P&L, cash flow, working capital and indebtedness. The members of the Board of Directors approved, unanimously, the presented  results, in accordance with the recommendation of the Financial Committee.

5.2.        The amount to be advanced quarterly as interim dividends for the year 2013 was approved, in accordance with the Company’s Dividends Distribution Policy, approved in the Board Meeting of the Company held on August 3rd, 2009, equivalent to R$0.13 per preferred share and R$0.118182 per common share. The dates of payments of interim dividends shall be defined by the Board of Directors, after the ITR of each period has been published. For the fourth quarter, after the end of the fiscal year and of the approval of the corresponding financial statements, the Company shall pay to its shareholders the minimum mandatory dividends, calculated pursuant to the provisions of the Brazilian Corporations Law, deducting the amount paid in advance as dividends throughout the course of the fiscal year. As regards to the first quarter of 2013, it was approved, unanimously, that it shall be paid, as interim dividends, the total the aggregate amount of R$33,110,232.71 (thirty three million, one hundred and ten thousand, two hundred and thirty-two Reais  and seventy-one cents), being R$0.13 per preferred share and R$0.118182 per ordinary share. The payment of dividends shall be made on May 16th, 2013. Each and every share traded on May 3rd, 2013 shall have the right to receive such dividends. As from May 6th, 2013, the shares shall be traded ex-dividends.

5.3. With respect to items (iii), (iv) and (v) of the agenda, the members of the Board of Directors appointed, unanimously, in accordance with the favorable recommendation from the Human Resources and Compensation Committee, for the position of Investor Relations Officer: Daniela Sabbag Papa, Brazilian, married, business manager, holder of identity card No. 23.508.281-8, SSP/SP, enrolled before CPF/MF under No. 262.945.628-56, resident and domiciled at the city and state of São Paulo, with commercial offices at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, with the consequent resignation of Mr. Vitor Fagá de Almeida; and, for the position of Executive Vice President of Human Resources: Antonio Sergio Salvador dos Santos, Brazilian, divorced, business owner, holder of identity card No. 07.217.895-7, SSP/RJ, enrolled before CPF/MF under No. 888.750.677-91, resident and domiciled at the city and state of São Paulo, with commercial offices at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, both with term of investiture until May 5th, 2014. The Officers elected have declared, under the penalties of the law, that they are not incurred in any of the crimes set forth in laws that restrict them from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. The Officers will take office in their respective positions upon signature of the Term of Investiture recorded in the appropriate books. It was clarified by Mr. Chairman that the Officers elected hereby that maintain their condition of employees of the Company may waive the remuneration of Administrator, opting for the maintenance of their salaries. Mr. Chairman, on behalf of the Company, thanked Mr. Vitor Fagá de Almeida for the service and time devoted to the Company. Subsequently, the Board of Directors approved the alteration of the naming of some of the positions of Officers of the Company, as follows: (i) from Officer of Human Resources to Executive Vice President of Human Resources; (ii) from Officer of Finance and Corporate Services to Executive Vice President of Finance; (iii) from Management Control and Strategic Planning Officer to Executive Vice President of Strategic Development; and (iv) Corporate Relations and Investor Relations Officer to Investor Relations Officer.

5.3.1. Approved also that the positions of IT Officer and Supply Chain Officer will no longer be positions of the Statutory Board of Officers the Company, becoming part of the Non-Statutory Board of Officers of the Company.

5.3.2. In view of the above, ratify and consolidate the composition of the Company’s Statutory Board of Officers, all with terms of investiture up to May 5th, 2014, namely: (i) Chief Executive Officer: Enéas César Pestana Neto; (ii) Executive Vice President of Retail Business: José Roberto Coimbra Tambasco; (iii) Investor Relations Officer: Daniela Sabbag; (iv) Executive Vice President of Strategic Development: Paulo Gualtieri; (v) Executive Vice President of Finance: Christophe José Hidalgo; (vi) Officer of Wholesale Business: Belmiro de Figueiredo Gomes; (vii) Officer of Real Estate Business: Alexandre Gonçalves Vasconcellos; and (viii) Executive Vice President of Human Resources: Antonio Salvador.

5.3.3. In the terms of paragraph 1 of article 24 of the Company’s Charter, the Board fixed the attributions of each appointed Officer of the Company, supplementing those already established by the Charter: 1)  Executive Vice-President of Retail Business: (a) Responsible for the result of the Business of Food Retail, as well as for the definition of the strategy and the positioning of the brands, with a vision of planning in medium and long term, under the dimensions of formats, categories and regions; (b) Responsible for the satisfaction and the retention of clients; (c) Responsible for the knowledge of consumer, business, market and competitors; and (d) Responsible for the businesses of drugstores and gas stations;  2) Investor Relations Officer: (a)  Responsible for coordinating, managing, directing and supervising the Company’s work of market relations; and (b) Responsible for representing the Company before the Comissão de Valores Mobiliários, the Securities Exchange Commission, shareholder, investors, stock exchange, the Central Bank of Brazil and other agencies related to activities in the capital markets; 3) Executive Vice President of Strategic Development: (a)   Responsible for the commercial strategic alignment, supply chain and information technology between all business of the Company; (b) Responsible for the search of synergies between all business of the Company in the following areas: Commercial, Supply Chain and Information Technology; (c) Responsible for defining and aligning policies and guidelines for matters of information technology for all businesses of the Company; (d) Responsible for preparing the strategic planning of the Company and monitoring its execution; 4) Executive Vice President of Finance: (a) Responsible for preparing and implementing the budgetary process in all levels of Company’s management, as well as monitoring the results of each business/area and support the managers signaling deviations and decision making opportunities; (b) Responsible for the development of the system of management, financial and tax planning of the group; (c) Responsible for treasury management, capital structure, dividend policy and  preparation of reports, accounting records and financial statements, and (d) Responsible for the Central of Shared Services (Central de Serviços Compartilhados – “CSC”), as well as for the strategy of action and negotiation for the purchase of indirects for the businesses of the Company; (5) Wholesale Business Officer: a) Responsible for the result of the Wholesale Business, for the definition of the strategy and the positioning of the brands, with a vision of planning in medium and long term, under the dimensions of formats, categories and regions; (b) Responsible for the satisfaction and the retention of clients; and (c) Responsible for the knowledge of consumer, business, market and competitors; 6) Real Estate Executive Officer: (a) Responsible for developing the strategy to be followed by the Company in identifying properties acquisition or lease, for the purpose of installing future stores, galleries or shopping centers; (b) Responsible for plans, studies, strategic projects and execution of real estate business by the Company; and (c) Responsible for evaluating the projects of works and costs of remodeling and expansion of stores of the Company; and 7) Executive Vice President of Human Resources: (a) Responsible for defining guidelines for all management processes of Human Resources for all the business of the Company; (b) Responsible for strengthening the transversal culture and values of the Company, being the guardian of the organizational culture; (c) Responsible for the management (career and remuneration) of executives of the Company in a centralized manner; and (d) Responsible for the sustainability and social responsibility strategy of the Company.

5.4. The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and decided the following:

5.4.1.     In view of the exercise of A4 Silver and Gold, A5 Silver and Gold and A6 Silver and Gold Series of the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), it was approved by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Article 6 of the Company’s Charter, the capital increase of the Company in the amount of R$5,692,169.66 (five million, six hundred and ninety-two thousand, one hundred and sixty-nine Reais  and sixty six cents), upon the issuance of 237,046 (two hundred and thirty-seven thousand and forty-six) preferred shares issued by the Company, divided as follows:

(i) 13,366 (thirteen thousand, three hundred and sixty-six) preferred shares, at the issuance price of R$46.49 (forty six Reais  and forty nine cents) per share, determined in accordance with the Plan, in the total amount of R$621,385.34 (six hundred and twenty-one thousand, three hundred and eighty-five Reais  and thirty four cents), in connection with the exercise of A4 Silver Series;

(ii) 53,586 (fifty-three thousand, five hundred and eighty-six) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$535.86 (five hundred and thirty five Reais  and eighty-six cents), in connection with the exercise of A4 Gold Series;

(iii) 40,864 (forty thousand, eight hundred and sixty-four) preferred shares, at the issuance price of R$54.69 (fifty four Reais  and sixty nine cents) per share, determined in accordance with the Plan, in the total amount of R$2,234,852.16 (two million, two hundred and thirty-four thousand, eight hundred and fifty-two Reais  and sixteen cents), in connection with the exercise of A5 Silver Series;

(iv) 40,848 (forty thousand, eight hundred and forty-eight) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$408,48 (four hundred and eight Reais  and forty eight cents), in connection with the exercise of A5 Gold Series;

(v) 44,200 (forty-four thousand, two hundred) preferred shares, at the issuance price of R$64.13 (sixty four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$2,834,546.00 (two million, eight hundred and thirty-four thousand, five hundred and forty-six Reais), in connection with the exercise of A6 Silver Series; and

(vi) 44,182 (forty-four thousand, one hundred and eighty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$441.82 (four hundred and forty one Reais  and eighty two cents), in connection with the exercise of A6 Gold Series.

The preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, in accordance with the Company’s Charter, including the participation in interim dividends related to the first quarter of 2013.

5.4.2.     Consequently, the Company’s share capital, which was equivalent to R$6, 749,147,815.76 (six billion, seven hundred and forty-nine million, one hundred and forty-seven thousand, eight hundred and fifteen Reais  and seventy six cents), will be henceforth equivalent to R$6,754,839,985.42 (six billion, seven hundred and fifty-four million, eight hundred and thirty-nine thousand, nine hundred and eighty-five Reais  and forty two cents), fully subscribed and paid in, divided into 263,988,349 (two hundred and sixty-three million, nine hundred and eighty-eight thousand, three hundred and forty-nine) shares with no par value, 99,679,851 (ninety-nine million, seven hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 164,308,498 (one hundred and sixty-four million, three hundred and eight thousand, four hundred and ninety-eight) of which are preferred shares.

5.5.        The Board of Directors approved, unanimously, the appointment of Mr. Fabio Barbosa as External Member (as defined and permitted by the Company’s Charter) of the Company’s Financial Committee.

5.6.        The Board of Directors approved, unanimously, the appointment of Mr. Luiz Fernando Figueiredo for the Sustainable Development Committee of the Company.

 5.7.       The Board of Directors approved, unanimously, the appointment of Mr. Luiz Augusto Castro Neves as Chairman of the Sustainable Development Committee of the Company.

6.            ATTACHED DOCUMENTS: All presentations and documents supporting the meeting were attached to these minutes.

7.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Committee members having signed them. São Paulo, 25th of April, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Cláudio Eugenio Stiller Galeazzi, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Jean‐Charles Henri Naouri, Jean Louis Bourgier, Antoine Remi Lazars Giscard d’Estaing, Arnaud Strasser, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.